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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

          AMENDMENT TO FORM 8-A FOR REGISTRATION OF CERTAIN CLASSES OF
              SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         BACK BAY RESTAURANT GROUP, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




          Delaware                    0-19810                    04-2812651
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(STATE OR OTHER JURISDICTION        (COMMISSION                (IRS EMPLOYER
      OF INCORPORATION)             FILE NUMBER)             IDENTIFICATION NO.)



                 284 Newbury Street, Boston, Massachusetts 02115
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               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                          COMMON STOCK PURCHASE RIGHTS

                                 Amendment No. 1

         The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A, registering its Common Stock Purchase Rights, as follows:

Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On December 20, 1994, the Board of Directors of Back Bay Restaurant Group, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the



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Company's common stock, $.01 par value (the "Common Stock") to shareholders of record at the close of business on January 3, 1995 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company one share of Common Stock, $.01 par value, at a Purchase Price of $40.00 per share, subject to adjustment. The description and terms of the Rights are set forth in the Shareholder Rights Agreement, dated as of December 20, 1994, between the Company and State Street Bank & Trust Company, as Rights Agent, as amended by the Amendment No. 1 to Shareholder Rights Agreement, dated as of December 3, 1998 (the "Rights Agreement").

         Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificate will be distributed. The Rights will be separate from the Common Stock and a Distribution Date will occur upon the earlier of:

                  (i) 10 Business Days following a public announcement that a person or group of affiliated or associated persons (as defined in the Rights Agreement, an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 35% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"); provided that, so long as the Agreement and Plan of Merger (the "Merger Agreement") dated as of December 3, 1998, by and between the Company and SRC Holdings, Inc., a Delaware corporation (the "Purchaser"), shall not have been terminated in accordance with its terms, the term "Acquiring Person" shall not include the Purchaser or any of its affiliates or associates as a result of the execution, delivery or performance by the parties thereto of the Merger Agreement or any Voting Shares Exchange Agreements between the Purchaser and members of Management (as defined in the Merger Agreement);

                  (ii) 10 Business Days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 35% or more of such outstanding shares of Common Stock; and

                  (iii) 10 Business Days after the Board of Directors of the Company shall declare any Person to be an Adverse Person (as such term is defined in the Rights Agreement). Until the Distribution Date, (x) the Rights will be evidenced by the Common Stock represented by such certificate, and (2) the surrender of any certificate representing shares of the Common Stock either for redemption of such shares or for conversion or exchange of such shares into or for any other security will also constitute the surrender of the Rights associated with such shares of Common Stock.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on January 3, 2005 unless earlier by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise




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determined by the Board of Directors, only shares of Common Stock issued on or prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 35% of the outstanding shares of Common Stock (other than pursuant to a Qualifying Tender Offer, as defined in the Rights Agreement, (iii) an Acquiring Person engages in one or more "self-dealing" transaction as set forth in the Rights Agreement, (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split) or (v) an Adverse Person becomes the Beneficial Owner of 15% or more of the then outstanding shares of Common Stock, then each holder of a Right will thereafter have the right to receive, upon exercise and payment of the Purchase Price, the number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of shares of Common Stock for which such Right was exercisable immediately prior to the occurrence of such event and (y) dividing that product by 50% of the current market price per share of the Common Stock. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price (without giving effect to the adjustment described in the immediately preceding paragraph), the number of shares of common stock of the acquiring company as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of shares of Common Stock for which such Right was exercisable immediately prior to the occurrence of such event and (y) dividing that product by 50% of the current market price per share of the common stock of the acquiring company. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the




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Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of the Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         Until the earliest of (i) the tenth Business Day following the Stock Acquisition Date, (ii) the tenth Business Day following the first public announcement or disclosure by the Adverse Person or the Company that the Adverse Person has acquired 15% or more of the then outstanding Common Stock, and (iii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 30% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors (with the concurrence of a majority of Continuing Directors (as defined in the Rights Agreement)) ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for full shares of Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made after a person becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer).

         A copy of the original Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Report on Form 8-K dated December 20, 1994. A copy of Amendment No. 1 to the Rights Agreement is filed herewith. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.



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Item 2.  EXHIBITS.

         Item 2 is hereby amended to include the following as exhibits to the registration statement:


EXHIBIT

         1. Shareholder Rights Agreement, dated as of December 20, 1994, between the Company and State Street Bank & Trust Company, as Rights Agent.(a)

         2. Amendment No. 1, dated as of December 3, 1998, to the Shareholder Rights Agreement dated as of December 20, 1994, between the Company and State Street Bank and Trust Company, as Rights Agent.(b)


                  (a) Incorporated herein by reference to the Company's Report on Form 8-K filed with the Commission on December 21, 1994.

                  (b) Incorporated herein by reference to the Company's Report on Form 8-K filed with the Commission on December 11, 1998.









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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.






                                             BACK BAY RESTAURANT GROUP, INC.


                                             By: /s/ Francis P. Bissaillon
                                                 ----------------------------
                                                 Francis P. Bissaillon
                                                 Executive Vice President and
                                                 Chief Financial Officer



Dated: December 11, 1998





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                                  EXHIBIT INDEX


         The following designated exhibits are filed herewith:


         EXHIBIT


         1.       Shareholder Rights Agreement, dated as of
                  December 20, 1994, between the Company and
                  State Street Bank & Trust Company, as
                  Rights Agent.(a)

         2. Amendment No. 1, dated as of December 3, 1998, to the Shareholder Rights Agreement dated as of December 20, 1994, between the Company and State Street Bank and Trust Company, as Rights Agent.(b)


                  (a) Incorporated herein by reference to the Company's Report on Form 8-K filed with the Commission on December 21, 1994.

                  (b) Incorporated herein by reference to the Company's Report on Form 8-K filed with the Commission on December 11, 1998.







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